ELEMENTAL ROYALTY TO ACQUIRE VIZSLA ROYALTIES, SECURING LONG-LIFE ROYALTY EXPOSURE TO THE PANUCO SILVER-GOLD PROJECT

May 14, 2026 - Denver, Colorado and Vancouver, British Columbia: Elemental Royalty Corporation (TSX: ELE, NASDAQ: ELE) ("Elemental") and Vizsla Royalties Corp. (TSX-V: VROY; OTCQX: VROY) ("Vizsla Royalties", and together with Elemental, the "Companies") together announce that they have entered into a definitive agreement (the "Arrangement Agreement") on May 13, 2026, pursuant to which Elemental will acquire all of the issued and outstanding common shares of Vizsla Royalties (the "Vizsla Royalties Shares") by way of a court-approved plan of arrangement (the "Transaction").

Under the terms of the Arrangement Agreement, each Vizsla Royalties shareholder ("Vizsla Royalties Shareholder") will have the option to elect to receive, for each Vizsla Royalties Share, (i) 0.15 common shares of Elemental ("Elemental Shares"), (ii) C$4.13 in cash, or (iii) a combination thereof,  subject to rounding and proration, based on a maximum total cash consideration of approximately C$82 million as detailed below. The total consideration for the Transaction is approximately C$327 (US$239) million or C$4.13 per Vizsla Royalties Share on a fully-diluted basis. The Transaction price represents a premium of 31% and 22% to the unaffected closing price and the 20-day volume weighted average trading price, respectively, of the Vizsla Royalties Shares as at May 12, 2026.

Transaction Highlights

  Combination of Vizsla Royalties' silver-gold Panuco royalty with Elemental's high-quality, diversified portfolio creates a platform of cash-flowing and near-term development royalties with long-term growth potential
  Opportunity to gain exposure to a high-quality royalty over an advanced development project
  Vizsla Royalties is projected to add approximately 7,500 GEOs1 per year once in production, providing future revenue uplift as a new cornerstone asset in the Elemental portfolio, and material exposure to silver
  Life of mine 2.0%-3.5% net smelter returns ("NSR") royalty, uncapped with no buy-backs or step-downs
  Substantial exploration upside across a large, under-explored and highly prospective land package
  Improved trading liquidity and enhanced capital markets profile, further strengthening Elemental as a leading intermediate royalty peer

Elemental and Vizsla Royalties will host a joint conference call and webcast today, May 14, 2026, at 12:00 p.m. ET to discuss the Transaction. Details are provided at the end of the release.

Elemental Chief Executive Officer, David M. Cole, commented: "As the first major transaction for our company since the merger with EMX, and the largest single-asset transaction in our history, we are excited to announce the acquisition of 2.0%-3.5% NSR royalties on the Panuco silver-gold project. This is an opportunity to add a high-grade, large-scale, silver-gold asset to our portfolio, allowing us to benefit, both in the near and longer-term, from a meaningful royalty with untapped exploration potential. We expect Panuco to become a cornerstone asset in the Elemental portfolio, and to deliver significant value to our shareholders over its life of mine. We are pleased to be partnering with the Vizsla Silver team on their path to demonstrating the full potential of the Panuco district while advancing the fully financed project towards production."

1 Gold Equivalent Ounces; based on the "Panuco Project NI 43-101 Technical Report and Feasibility Study" dated December 2, 2025 (effective date November 4, 2025) prepared for Vizsla Silver Corp. (the "2025 Feasibility Study"), first five-year average production assuming US$3,100/oz gold and $35.50/oz silver prices

Elemental Royalty Corporation | www.elementalroyalty.com
info@elementalroyalty.com

Vizsla Royalties Chief Executive Officer, Michael Pettingell, commented: "Since the initial spinout of Vizsla Royalties in 2024, we have focused on value creation for shareholders and providing long-term exposure to the world's largest, high-grade silver primary resource at Panuco. Today's announcement not only crystalizes that value but also provides the opportunity for our shareholders to continue to participate in the long-term upside potential at Panuco along with immediate exposure to Elemental's diversified, cash-flowing royalty portfolio."

Vizsla Royalties Executive Chairman, Michael Konnert, commented: "Vizsla Royalties was founded with a clear purpose: to unlock additional value for Vizsla Silver shareholders while maintaining meaningful exposure to the long-term potential of the Panuco Project in a royalty vehicle. The successful consolidation of additional royalty interests at Panuco in 2025 marked an important step in advancing that objective. The combination with Elemental represents the natural culmination of this work and positions our shareholders to continue participating in Panuco's future within a larger, diversified, and growth-oriented royalty portfolio. I am proud of what the Vizsla Royalties team has accomplished and am confident this transaction delivers a strong outcome for our shareholders."

Strategic Rationale for Elemental

The Transaction will provide Elemental with exposure to a promising silver-gold development asset and adds meaningful gold equivalent ounces to Elemental's growth outlook beyond 2027. Key highlights include:

  Rare opportunity to acquire a meaningful life of mine royalty on a tier-one silver-gold asset

Vizsla Royalties holds 2.0%-3.5% NSR royalties (the "Panuco Royalties") on the Panuco silver-gold project (the "Panuco Project"), including the Copala and Napoleon deposits, located in an established mining district in Mexico and covering a total area of 9,800 hectares. There are no caps, step-downs or buydown provisions on the Panuco Royalties.

  Panuco Project represents the addition of a cornerstone asset to the portfolio

Projected near-term production and revenue will make the Panuco Project a top-three asset in the Elemental portfolio, with the 2025 Feasibility Study indicating 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, and over 20 Moz AgEq annually over the first five years,2 making the Panuco Project one of the top five primary silver assets by production, globally.3

  Near-term pathway to production

Vizsla Silver Corp. ("Vizsla Silver"), the operator of the Panuco Project, is fully-financed for construction with the recent award of EPCM contracts and key permitting applications already advanced.4

  Significant exploration potential across a newly consolidated, under-explored land package

Vizsla Silver has a strong history of exploration success translating into resource growth across the royalty area since its publication of a maiden mineral resource estimate on the Panuco Project in 2022. Less than 30% of known mineralization has been tested to date, and the 2025 Feasibility Study only covers a small portion of the much broader Panuco district.

  Increased exposure to silver and gold production

Improves portfolio weighting to silver and precious metals with cornerstone size and scale, representing a highly strategic fit with and meaningful enhancement to Elemental's market positioning and growth profile.

2 Vizsla Silver press release dated November 12, 2025

3 Based on 2024A silver production provided by S&P Global, and life-of-mine average used for development stage projects

4 Vizsla Silver press release dated November 12, 2025

Elemental Royalty Corporation | www.elementalroyalty.com

Benefits to Vizsla Royalties Shareholders

The Transaction allows Vizsla Royalties Shareholders to realize the significant value that has been created through the consolidation of the Panuco Royalties, while gaining exposure to Elemental's broader portfolio of over 200 assets. Key highlights include:

  Transaction validates royalty value resulting from Vizsla Royalties' investments in the Panuco Project

The Transaction price represents a premium of 31% and 22% to the unaffected closing price and the 20-day volume weighted average trading price, respectively, of the Vizsla Royalties Shares as at May 12, 2026.

  Exposure to Elemental's growing high-quality portfolio of diversified producing, development, and exploration royalties, including the Panuco Project

Elemental has a portfolio of over 200 royalties, with 18 producing, cash-flowing royalties, and 28 in the advanced development stage.

  Right to elect between Elemental Shares, cash consideration, or a combination of both
  The Transaction consideration provides Vizsla Royalties Shareholders with flexibility to elect Elemental Shares, cash, or a combination of both, subject to proration based on a maximum cash consideration of approximately C$82 million, allowing them to crystallize value and/or retain ongoing exposure to the Panuco Project through ownership of Elemental Shares.
  Improved trading liquidity and exposure to Elemental's enhanced capital markets profile
  Opportunity for Vizsla Royalties Shareholders to participate in Elemental's enhanced capital markets profile with dual NASDAQ and TSX listings, broader research coverage and an established institutional shareholder base, with the Transaction further strengthening Elemental as a leading intermediate royalty peer.
  Ongoing return of capital through participation in Elemental's quarterly dividend

Elemental recently announced the inaugural annual dividend of US$0.12/share, paid quarterly, which shareholders can elect to receive in the form of Tether Gold.

  Deal certainty

Elemental's obligation to complete the Transaction is subject to a limited number of conditions that Vizsla Royalties believes are reasonable in the circumstances.

Panuco Royalties

The Panuco Royalties cover the majority of the Panuco district, and comprise a 3.5% NSR on production from certain concessions referred to as the Silverstone concessions and a 2.0% NSR on production from certain concessions referred to as the Rio Panuco concessions.

Background on the Panuco Project

The Panuco Project is located in an underexplored area of the western margin of the Sierra Madre Occidental, the emerging Western Mexico Silver Belt, 80 km from First Majestic Silver's San Dimas operation, and comprises a 9,800 hectare area of interest. The project benefits from brownfield infrastructure including access to HV power, water, roads, and proximity to Mazatlán deep water port.

Elemental Royalty Corporation | www.elementalroyalty.com

The 2025 Feasibility Study indicates 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, and over 20 Moz AgEq annually over the first five years, which would make the Panuco Project one of the top five primary silver assets by production, globally. The underground development is centered on the Copala and Napoleon deposits, with ore to be processed on site through a three-stage crushing and grinding circuit, followed by leaching and Merrill-Crowe recovery to produce silver-gold doré.

The Panuco Project has significant exploration upside potential. Vizsla Silver has reported that 70% of the Panuco Project remains unmapped, and only 30% of the known epithermal quartz veins have been tested, with strong indications that high-potential mineralized zones remain open along strike and at depth, with multiple avenues to unlock potential. Vizsla Silver has reported completion of 395,000 metres of diamond drilling to date and expects to complete a further 10,000 metres in 2026.

Vizsla Silver has a stated target of first silver in the second half of 2027, with key permitting applications already advanced. The test mine on site is already delivering metallurgical, geophysical, and geotechnical data while stockpiling high-grade ore, providing substantial de-risking.

Transaction Details

Under the terms of the Arrangement Agreement, each Vizsla Royalties Shareholder will have the option to elect to receive, for each Vizsla Royalties Share, (i) 0.15 Elemental Shares, (ii) C$4.13 in cash, or (iii) a combination of cash and shares, subject to rounding and proration such that the maximum aggregate cash consideration paid to all Vizsla Royalties shareholders consists of approximately C$82 million and the remaining consideration is paid in Elemental Shares. The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). The Transaction will require the approval of at least (i) 66 2/3% of the votes cast at a special meeting of Vizsla Royalties Shareholders (the "Special Meeting"); and (ii) a majority of the votes cast at the Special Meeting, excluding the votes attached to Vizsla Royalties Shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Upon completion of the Transaction, assuming full cash proration, existing Elemental shareholders and former Vizsla Royalties Shareholders are expected to own approximately 89% and 11% of the Elemental Shares, respectively, on a basic basis. If no cash or combination elections are made, existing Elemental shareholders and former Vizsla Royalties Shareholders are expected to own approximately 86% and 14% of the Elemental Shares, respectively, on a basic basis.

Each of the officers and directors of Vizsla Royalties and certain shareholders of Vizsla Royalties (including Vizsla Silver), who hold, in the aggregate, approximately 23% of the outstanding Vizsla Royalties Shares have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Vizsla Royalties Shares in favour of the Transaction.

In addition to approval of the Vizsla Royalties Shareholders, completion of the Transaction is subject to approval of the TSX Venture Exchange ("TSX-V") and the Toronto Stock Exchange, the Nasdaq Stock Market, the National Antitrust Commission of Mexico, court approvals and other customary closing conditions for transactions of this nature. The Arrangement Agreement includes customary deal protection provisions, including non-solicitation and right to match provisions, and an approximately C$12 million termination fee, payable under certain circumstances.

The securities to be issued pursuant to the Transaction have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable exemptions or qualifications under applicable U.S. state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Elemental Royalty Corporation | www.elementalroyalty.com

The full details of the Transaction will be described in Vizsla Royalties' management information circular to be prepared in accordance with applicable securities legislation and made available in connection with the Special Meeting.

Due Diligence

Elemental has completed extensive due diligence on the Panuco Project. This includes a comprehensive review of the technical data, in addition to project security, community relations, ESG and sustainability framework. Elemental plans to work closely with the Vizsla Silver management team as they continue to advance the Panuco Project.

Timing

Subject to receiving the requisite court, regulatory, and shareholder approvals as described above, the Transaction is expected to close in the third quarter of 2026. In connection with and subject to closing of the Transaction, it is expected that the Vizsla Royalties Shares will be delisted from the TSX-V and the OTCQX and that Vizsla Royalties will cease to be a reporting issuer under Canadian securities laws.

Board of Directors' Recommendation

The Board of Directors of Vizsla Royalties (subject to abstentions where legally required) and a special committee comprised solely of independent directors of Vizsla Royalties (the "Vizsla Royalties Special Committee") have each unanimously determined that the Transaction is fair to the Vizsla Royalties Shareholders, is in the best interests of Vizsla Royalties and have approved the Transaction and recommend that the Vizsla Royalties Shareholders vote in favour of the Transaction.

Financial Advisors and Legal Counsel

Scotiabank is acting as financial advisor to Elemental.

Scotiabank has provided a fairness opinion to the Elemental Board of Directors, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration under the Transaction to be paid is fair, from a financial point of view, to Elemental.

Bennett Jones LLP is acting as legal counsel to Elemental.

GenCap Mining Advisory Ltd. is acting as financial advisor to Vizsla Royalties and Canaccord Genuity Corp. is acting as financial advisor to the Vizsla Royalties Special Committee.

CIBC World Markets Inc. has provided a fixed-fee fairness opinion to the Vizsla Royalties Board of Directors and Canaccord Genuity Corp. has provided a fixed-fee fairness opinion to the Vizsla Royalties Special Committee, stating that, as of the date of such opinions, and based upon and subject to the assumptions, limitations and qualifications stated in such opinions, the consideration under the Transaction is fair, from a financial point of view, to the Vizsla Royalties Shareholders.

Forooghian + Company Law Corporation is acting as legal counsel to Vizsla Royalties. Blake, Cassels & Graydon LLP is acting as legal counsel to the Vizsla Royalties Special Committee.

Elemental Royalty Corporation | www.elementalroyalty.com

Conference Call and Webcast

Elemental and Vizsla Royalties will hold a joint conference call and webcast on May 14, 2026 at 12:00 p.m. ET (9 a.m. Pacific Time) to discuss the Transaction. The webcast registration can be accessed by visiting the Presentations page on the Company's website at: www.elementalroyalty.com/investors/presentations. An archived version of the webcast will be available on the website for one year following the webcast.

To register for the webcast, please follow the link below:

https://app.webinar.net/x2NZ6b74VGv

Technical Disclosure and Qualified Person

The scientific and technical information contained in this news release with respect to the Panuco Project has been reviewed and approved by Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration of Vizsla Royalties, a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Elemental Royalty Corporation

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus' track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

About Vizsla Royalties

Vizsla Royalties is a precious metals focused royalty company. Its principal asset is a 2.0%-3.5% net smelter returns royalty on Vizsla Silver's (TSX: VZLA, NYSE: VZLA) flagship Panuco Project located in Mexico. The Panuco Project is a silver and gold development project actively advancing towards production.

For further information contact:

Elemental Royalty Corporation:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal,	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

Vizsla Royalties

Michael Pettingell	info@vizslaroyalties.com
CEO

Elemental Royalty Corporation | www.elementalroyalty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements") that reflect the Companies' current expectations and projections about their future results. These forward-looking statements may include statements regarding guidance and long-term outlook, including future revenue, which are based on public forecasts and other disclosure by the third-party owners and operators of our assets or on Elemental's or Vizsla Royalties' assessments thereof, including certain estimates based on such information; expectations regarding future growth and exploration prospectivity of the Panuco Project; the completion of the Transaction and the timing thereof; the identification of future permitting requirements and timelines; the value the Transaction will add for shareholders of the Companies; the receipt of required approvals for the Transaction; the benefits of the Transaction to Vizsla Royalties Shareholders; and the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act for the securities to be issued and exchanged pursuant to the Transaction. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including that there is no material disruption to production at any of the mineral properties in which the Companies have a royalty or other interest; that the Companies will receive all required approvals for the Transaction in a timely manner; estimated capital costs, operating costs, production and economic returns; estimated metal pricing; metallurgy, mineability, marketability and operating and capital costs; the expected ability of any of the properties in which the Companies hold a royalty or other interest to develop adequate infrastructure at a reasonable cost; assumptions that all necessary permits and governmental approvals will remain in effect or be obtained as required to operate, develop or explore the various properties in which the Companies hold an interest; and the activities on any of the properties in which the Companies hold a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to obtain any required regulatory, court and shareholder approvals with respect to the Transaction; the inability to satisfy the conditions to closing the Transaction; volatility in the price of silver, gold or other minerals or metals; discrepancies between anticipated and actual production with respect to Panuco Project and other portfolio assets; the accuracy of the mineral reserves, mineral resources and recoveries set out in the technical data published by the owner of the Panuco Project and the owners of other portfolio assets; the absence of control over mining operations from which the Companies receive royalties, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, activities by governmental authorities (including changes in taxation); currency fluctuations; the global economic climate; dilution; share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Companies to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Companies will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of silver, gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in (A) Elemental's Annual Information Form and Management's Discussion and Analysis most recently filed under Elemental's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov; and (B) Vizsla Royalties' Annual Information Form and Management's Discussion and Analysis most recently filed under Vizsla Royalties' profile on SEDAR+ at www.sedarplus.ca. Although the Companies have attempted to identify important factors that could cause actual results to differ materially from those in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Companies do not undertake to update any forward-looking statements that are contained or incorporated by reference herein, except in accordance with applicable securities laws.

Elemental Royalty Corporation | www.elementalroyalty.com

Cautionary Statements to U.S. Securityholders

This press release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the United States Securities and Exchange Commission ("SEC") disclosure rules for United States domestic issuers (the "SEC Rules"), including the requirements of the SEC in Regulation S-K Subpart 1300 under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, Elemental is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained herein may not be comparable to similar information disclosed by companies subject to the SEC's reporting and disclosure requirements for United States domestic issuers. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Under Canadian rules, estimates of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a preliminary economic assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. In addition, United States investors are cautioned not to assume that any part or all of measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable.

Elemental Royalty Corporation | www.elementalroyalty.com